

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2023

Tony Saldana
General Counsel
Digital Media Solutions, Inc.
4800 140th Avenue N., Suite 101
Clearwater, FL

Re: **Digital Media Solutions, Inc.**
Registration Statement on Form S-3
Response Submitted June 2, 2023
File No. 333-271563

Dear Tony Saldana:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Response Submitted June 2, 2023, page 1

1. We note your response to the comment, including your representation that the "shareholder approval referenced in the Preliminary Information Statement and Definitive Information Statement relates solely to provisions in the Certificate of Designations governing the Preferred Stock and in the Warrants that prohibit the Selling Shareholders from converting into or exercising for a number of shares of Class A Common Stock in excess of amounts permitted under NYSE rules and regulations absent shareholder approval." However, you state in "Reasons for Approval of the Issuance" on page 4 of the information statement, which you refer to in your response, that "stockholders holding a majority of the outstanding voting power of the Company must approve the Issuance because the number of shares of Class A Common Stock issuable upon conversion of the

shares of Preferred Stock and exercise of Warrants issued pursuant to the SPA would exceed" the thresholds under the NYSE rules; in this regard we note that "Issuance" includes the issuance of the Preferred Stock and Warrants. In both cases, the quoted language above appears to reference Rule 312.03 of the NYSE Listed Company Manual, which requires "shareholder approval. . . prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if. . . the common stock has, or will upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock" (emphasis added). It therefore appears that, per the NYSE rules you were required to, and per the disclosure in your information statement you intended to, seek shareholder approval of the issuance of the convertible securities. It further appears that the certificates of designation require you to obtain the shareholder approval already required by the NYSE rules.

If you issued the securities in violation of the NYSE rules, please advise us as to what actions you plan to take with respect to the Form S-3. If you do not believe you issued the securities in violation of the NYSE rules, please provide us with a thorough legal analysis of the basis of such belief.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeremy Moore